UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934
____________________

LSB INDUSTRIES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

$3.25 Convertible Exchangeable Class C Preferred Stock, Series 2
(Title of Class of Securities)
502160500
 (CUSIP Number of Class of Securities)

Jack E. Golsen
Chairman of the Board and
Chief Executive Officer
16 South Pennsylvania Avenue
Oklahoma City, Oklahoma 73107
(405) 235-4546
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
____________________
With copies to:
Irwin H. Steinhorn, Esq.
Conner & Winters, LLP
1700 One Leadership Square
211 North Robinson
Oklahoma City, Oklahoma 73102-7101
(405) 272-5711
(405) 232-2695 (fax)
____________________
CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$30,980,700	$3,314.94

*
Calculated solely for the purpose of determining the registration fee. This amount assumes that 309,807 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2, will be exchanged pursuant to this offer. The transaction value is equal to the approximate aggregate market value of the Preferred Stock based on the average of the high and low prices of the Preferred Stock as reported on the OTCBB on February 2, 2007, which was $100.00 per share..

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and equals $107.00 for each $1,000,000 of the value of the transaction.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to an offer by LSB Industries, Inc., a Delaware corporation (the “Company”), to exchange 7.4 shares of the Company’s common stock for each validly tendered and accepted share of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2, on the terms and subject to the conditions described in the Offer to Exchange, dated February 9, 2007 (the “Offer to Exchange”) and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the Exchange Offer.

The Offer to Exchange is attached to this Schedule TO as Exhibit (a)(1) and the related Letter of Transmittal and other ancillary documents are attached as Exhibits (a)(2) - (a)(6).

This Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The exchange offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

The information set forth in the Offer to Exchange and the Letter of Transmittal attached hereto, are hereby expressly incorporated herein by reference in response to all items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer” and “Summary—Summary of the Exchange Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the subject company is LSB Industries, Inc. The address of the Company’s principal executive offices is 16 South Pennsylvania Avenue, Oklahoma City, Oklahoma 73107. Its telephone number is (405) 235-4546.

(b) Securities.

The information set forth in the Offer to Exchange in the section entitled “Description of Preferred Stock” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange in the section entitled “Market for Common Stock and Preferred Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer. The information set forth in Item 2(a) above and in the Offer to Exchange in the section entitled “Interests of Our Principal Stockholders, Officers and Directors” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer,” “Summary—The Exchange Offer,” “The Exchange Offer—Terms of the Exchange Offer,”“The Exchange Offer—Expiration Date,” “The Exchange Offer—Conditions to the Exchange Offer,” “The Exchange Offer—Extension, Delay in Acceptance, Amendment or Termination,” “The Exchange Offer—Procedures for Tendering Shares of Preferred Stock,” “The Exchange Offer—Withdrawals of Tenders,” “The Exchange Offer—Acceptance; Exchange of Shares of Preferred Stock,” “Comparison of Rights Between the Preferred Stock and Our Common Stock,” “Description of Capital Stock—Common Stock,” “Description of Preferred Stock,” “The Exchange Offer—Accounting Treatment,” and “Material United States Federal Income Tax Consequences” is incorporated herein by reference.

(b) Purchases.

The information set forth in the Offer to Exchange in the sections entitled “Interests of Our Principal Stockholders, Officers and Directors” and “Summary - Recent Developments - Jayhawk Agreement” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange in the sections entitled “Summary - Recent Developments - Jayhawk Agreement”, “Description of Capital Stock”, “Description of Preferred Stock” and “Interests of Our Principal Stockholders, Officers and Directors” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer—Why are we making the Exchange Offer” and “The Exchange Offer—Purpose and Effects of the Exchange Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer—What do we intend to do with the shares of Preferred Stock that are tendered in the Exchange Offer,” “Summary—Summary of the Exchange Offer” and “The Exchange Offer—Terms of the Exchange Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the Offer to Exchange in the section entitled “Summary—LSB Industries, Inc.,” “Summary—Recent Developments — Jayhawk Agreement,” “Risk Factors—Shares of Preferred Stock that you continue to hold after the exchange offer are expected to become less liquid following the exchange offer”, “Risk Factors — If the number of outstanding shares of Preferred Stock falls below a certain level, holders of the Preferred Stock will no longer be entitled to their current rights to elect directors” and “Interests of Our Principal Stockholders, Officers and Directors” is incorporated herein by reference. Because there are less than 300 holders of record of the Preferred Stock, the Preferred Stock is eligible for termination from registration under Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer—What will I receive in the exchange offer if I tender shares of Preferred Stock and they are accepted,” “Summary—Summary of the Exchange Offer,” “Capitalization” and “The Exchange Offer—Terms of the Exchange Offer” is incorporated herein by reference.

(b) Conditions.

Not applicable.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in the Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offer to Exchange in the section entitled “Interests of Our Principal Stockholders, Officers and Directors” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Offer to Exchange in the section entitled “Summary — Recent Developments — Prior Exchanges” is incorporated herein by reference.

Members of the group consisting of Kent C. McCarthy, Jayhawk Capital Management, L.L.C., Jayhawk Institutional Partners, L.P. and Jayhawk Investments, L.P. acquired shares of Preferred Stock in open market transactions on December 15, 2006 (800 shares at $74.50 per share and 2,500 shares at $75.50 per share), December 18, 2006 (500 shares at $72.00 per share), December 22, 2006 (100 shares at $75.00 per share), December 29, 2006 (100 shares at $89.00 per share and 1600 shares at $0 per share), and January 4, 2007 (162 shares at $78.00 per share).

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the Offer to Exchange in the sections entitled “The Exchange Offer—Solicitation,” and “—Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in the Offer to Exchange in the sections entitled “Where to Find Additional Information,”  “Summary Consolidated Financial Data” and "Ratio of Earnings to Fixed Charges" is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 are incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Exchange Offer Prospectus in the section entitled “Summary — Recent Developments — Jayhawk Agreement”, “The Exchange Offer—Conditions to the Exchange Offer” and “Interests of Our Principal Stockholders, Officers and Directors” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12.	Exhibits.

(a)	(1)	Offer to Exchange, dated February 9, 2007

(a)	(2)	Letter of Transmittal

(a)	(3)	Notice of Guaranteed Delivery

(a)	(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)	(5)	Letter to Clients

(a)	(6)	Press Release, dated February 9, 2007

(b)		Not applicable

(d)	(1)	Agreement dated November 10, 2006 by and among LSB Industries, Inc., Kent C. McCarthy, Jayhawk Capital Management, L.L.C., Jayhawk Institutional Partners, L.P. and Jayhawk Investments, L.P.

(g)		Not applicable

(h)		Not applicable

Item 13.	Information Required by Schedule 13E-3.

(a)	Not applicable

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2007

LSB INDUSTRIES, INC.

By:	/s/ Jack E. Golsen
Jack E. Golsen Chairman of the Board and Chief Executive Officer

EXHIBIT INDEX

99	(a)	(1)	Offer to Exchange, dated February 9, 2007

99	(a)	(2)	Letter of Transmittal

99	(a)	(3)	Notice of Guaranteed Delivery

99	(a)	(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

99	(a)	(5)	Letter to Clients

99	(a)	(6)	Press Release, dated February 9, 2007

99	(d)	(1)	Agreement dated November 10, 2006 by and among LSB Industries, Inc., Kent C. McCarthy, Jayhawk Capital Management, L.L.C., Jayhawk Institutional Partners, L.P. and Jayhawk Investments, L.P.